Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to report on the progress made by Continental in preparation for the upcoming Annual General Meeting to be held on June 21, 2007. Attached is a copy of proxy materials providing information regarding the business to be covered at the meeting, and information about Continental, its Directors and related matters. Please review the materials and return your proxy in accordance with the instructions in the circular. If you have any questions about this procedure, please contact our Investor Services department.

On the corporate front, Continental had several notable achievements in 2006:

  Successfully completed a merger with Great China Mining which unified 100% interest of the Xietongmen Project in Continental;
  The merger resulted in the acquisition of related properties surrounding the original property to a new property area now totaling 122 square kilometers;
  Drilled more than 35,000 meters to complete the expansion and definition of the Xietongmen deposit;
  Initiated a full scale Feasibility Study locally in China, and in North America with the objective of completing these studies in 2007; and
  Discovered the Newtongmen zone by Continental’s geological team led by Mark Rebagliati, Jim Lang, Jim Oliver and Reza Tafti.

In February 2007 Continental entered into a framework agreement with Jinchuan Group Ltd., a leading Chinese mining and processing corporation, for equity financing, capital financing, concentrate off-take and other mine building support. A C$18 million equity financing by Jinchuan closed in early April 2007 with an additional nine month warrant to invest another C$18 million at a price of C$2.25 for six months, or C$ 2.75 for an extra three months. Pursuant to the agreement, Jinchuan could also contribute 30% of required capital financing and assistance in arranging for 60% of the required capital financing for the development of a mine at Xietongmen.

Substantial drilling led to the discovery of the Xietongmen deposit in 2005. Delineation drilling in 2006 confirmed the continuity of the mineralization and expanded the deposit in all directions. A new resource estimate1 was released in January 2007, the results of which are shown below.

At a 0.15% copper cut-off, the Xietongmen deposit hosts:

•

Measured resources of 197.5 million tonnes grading 0.44% copper, 0.62 g/t gold and 3.95 g/t silver (0.80% copper equivalent), containing 3.94 million ounces of gold and 1.91 billion pounds of copper; and

•	Indicated resources of 22.3 million tonnes grading 0.37% copper, 0.42 g/t gold and 2.54 g/t silver (0.65% copper equivalent), containing 370,000 ounces of gold and 182 million pounds of copper.

General exploration also continued in 2006, leading to the discovery of a second copper-gold zone called Newtongmen, approximately three kilometers north of the Xietongmen deposit. Hole 6213N intersected 302.2 meters grading 0.82% copper equivalent (CuEQ, 0.57% copper, 0.48 g/t gold), including an 85-meter interval of 1.25% CuEQ (0.82% copper, 0.82 g/t gold) and a 43-meter interval grading 1.39% CuEQ (0.96% copper, 0.82 g/t gold). An aggressive multi-rig drilling program has commenced as of March 31, 2007 to delineate this new discovery. The program consists of two phases, totaling 10,000 meters.

A comprehensive program designed to collect the necessary information for a feasibility study and environmental and socioeconomic impact assessments for the Xietongmen deposit began in 2006. The work is progressing and is targeted for completion in mid 2007.

The community engagement program was expanded along with the other project activities last year. As technical studies have progressed, a regular series of formal community coordination meetings between the company and village representatives has been established. In addition to information and consultation sessions in the local villages, meetings have also been held with county and regional government officials. A five-person team comprised of a Community Relations Manager and Village Liaison Officers from the local area have been engaged to describe and discuss the project and to get input on it. The Company’s local Environmental Manager has also been actively involved in these presentations and in planning follow up sessions to respond to questions. The team is also working with the communities to assess opportunities for longer term community and economic development.

Continental is now well financed with no debt, and well positioned to complete all studies in 2007. The Company has made important achievements over the past two years and has set key goals in 2007 to advance the Xietongmen Project toward production. The upcoming Annual Meeting is an opportunity to share our plans for the next year, and to also respond to your comments and questions. I look forward to seeing you at the meeting.

Yours sincerely,

Gerald S. Panneton
President and CEO

1 The estimate was prepared by Continental staff and audited by independent Qualified Person Ian Chisholm, P.Eng., of Aker Kvaerner Engineering.
Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend on the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.046)
A 0.15% copper cut-off is considered to be comparable to that used for porphyry deposit operations in the Americas.